UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Castor announces today the appointment of Mr. Angelos Rounick Platanias as Class A Director, and Chairman of the Audit Committee. Mr. Rounick Platanias will fill the seat made vacant by the resignation of Mr. Georgios Daskalakis, who has resigned to pursue other opportunities. Mr. Daskalakis was the Chairman of the Audit Committee of the Company and was serving on the Board of Directors since Castor’s establishment in September 2017.

Mr. Rounick Platanias serves also as a non-executive director, Secretary and a member of the Audit Committee of Toro Corp. (NASDAQ: TORO), an entity controlled by Mr. Petros Panagiotidis, Chairman and CEO of the Company.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-236331, 333-240262 and 333-254977).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
Dated: February 14, 2025
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and
Chief Financial Officer